SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Under the Securities Exchange Act of 1934

SCHEDULE 13G

AMENDMENT NO. 2

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

        Steinway Musical Instruments, Inc.
(Name of Issuer)

         Ordinary Common Stock, par value $0.001 per share
(Title of Class of Securities)

        858495104
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 858495104

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First New York Securities L.L.C.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 167,300
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 167,300
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,300
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.99%
12)	TYPE OF REPORTING PERSON BD

SCHEDULE 13G

CUSIP No. 858495104

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael Friedman
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 5,000
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 5,000
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.05%
12)	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP No. 858495104

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven Heinemann
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 276,900
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 276,900
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,900
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12)	TYPE OF REPORTING PERSON IN

Schedule 13G

Item 1(a).    Name of Issuer:

Steinway Musical Instruments, Inc.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

800 South Street, Suite 305
Waltham, Massachusetts 02453

Item 2(a).    Name of Person Filing:

(1)    First New York Securities L.L.C. (“FNYS”)

(2)    Michael Friedman. Mr. Friedman is employed by FNYS.

(3)	Steven Heinemann. Mr. Heinemann is employed by and trades securities of the issuer for the proprietary account of FNYS.

Item 2(b).    Address of Principal Business Office or, if None, Residence:

(1)   First New York Securities L.L.C.:               850 Third Avenue, 17th Floor
New York, NY 10022

(2)	Michael Friedman:	c/o First New York Securities L.L.C.
850 Third Avenue, 17th Floor
New York, NY 10022

(3)	Steven Heinemann:	c/o First New York Securities L.L.C.
850 Third Avenue, 17th Floor
New York, NY 10022

Item 2(c).    Citizenship:

(1)	First New York Securities L.L.C.: New York

(2)	Michael Friedman:	United States

(3)	Steven Heinemann:	United States

Item 2(d).    Title of Class of Securities:

Ordinary Common Stock, par value $0.001 per share

Item 2(e).    CUSIP Number:

858495104

Item 3.        If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4. Ownership.

(a)	Amount beneficially owned:[1]

(1) First New York Securities L.L.C.: 167,300

(2) Michael Friedman:   5,000

(3) Steven Heinemann:   276,900

(b)	Percent of class:

(1) First New York Securities L.L.C.: 1.99%

(2) Michael Friedman:   0.05%

(3) Steven Heinemann:   3.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(1) First New York Securities L.L.C.: 167,300

(2) Michael Friedman:   5,000

(3) Steven Heinemann:   276,900

(ii)	Shared power to vote or to direct the vote:

(1) First New York Securities L.L.C.: 0

(2) Michael Friedman:   0

----------------------------------
1 Percentages based on 8,105,610 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2005.

(3) Steven Heinemann:   0

(iii)	Sole power to dispose or to direct the disposition of:

(1) First New York Securities L.L.C.:    167,300

(2) Michael Friedman:                5,000

(3) Steven Heinemann:              276,900

(iv)	Shared power to dispose or to direct the disposition of:

(1) First New York Securities L.L.C.: 0

(2) Michael Friedman:          0

(3) Steven Heinemann:        0

Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

See Item 2(a) above.

Item 9.    Notice of Dissolution of Group.

Not Applicable.

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 13, 2007                               FIRST NEW YORK SECURITIES L.L.C.

                             By: /s/ Harris Sufian
                               Name: Harris Sufian
                               Title:   Managing Member

                                               /s/ Michael Friedman
                   Michael Friedman

                                            /s/ Steven Heinemann
                   Steven Heinemann

Exhibit 1
AGREEMENT OF JOINT FILING

Pursuant to rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13G (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed is on the behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 13, 2007.

FIRST NEW YORK SECURITIES L.L.C.

By: /s/ Harris Sufian
       Name: Harris Sufian
   Title: Managing Member

                              /s/ Michael Friedman
Michael Friedman

                              /s/ Steven Heinemann
Steven Heinemann